300 North LaSalle
Chicago, Illinois 60654
Dennis M. Myers, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

July 27, 2015

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Andrew Blume
Jason Niethamer
Jacqueline Kaufman

Re:	TerraForm Global, Inc.
Amendment No. 4 to
Registration Statement on Form S-1
Filed July 20, 2015
CIK No. 0001620702

Ladies and Gentlemen:

On behalf of the Company, we are writing to respond to the comment raised in the letter to the Company, dated July 24, 2015, from the staff of the Securities and Exchange Commission (the “Staff”) related to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the prospectus contained in the Registration Statement (the “Prospectus”).

Dilution, page 100

1.	Notwithstanding the narrative disclosure you provide within the first paragraph on page 100, please clearly explain to us, via a schedule that reconciles to your unaudited pro forma financial statements, how you calculated net tangible book value per share as of March 31, 2015 both after giving effect to the Formation Transactions and after giving effect to the Organizational Transactions, including the offering and the private placements. In doing so, please also tell us the number of shares used in the calculation before giving effect to the offering shares and clarify how you determined the $514 million net tangible book value used in the pre-offering calculation.

Beijing      Hong Kong      Houston      London      Los Angeles      Munich      New York      Palo Alto      San Francisco      Shanghai      Washington, D.C.

Securities and Exchange Commission

July 27, 2015

Response

In response to the Staff’s comment, the Company has provided a supplemental reconciliation in Annex A hereto, which details how it calculated net tangible book value after giving effect to the Formation Transactions and Organizational Transactions from the historical financial statements of the Company’s accounting predecessor as of March 31, 2015. This reconciliation provides the components of the $514 million net tangible book value used in the pre-offering calculation and provides a roll-forward to the net tangible book value of $1,293 million used in the post-offering calculation. This reconciliation also illustrates the related number of shares used in the calculation of the net tangible book value per share.

The Acquired Projects, Pending Acquisitions and Acquisition Adjustment columns in the reconciliation, when combined, agree to the presentation in the pro forma financial statements in the Prospectus. The presentation of the Acquired Projects and the Pending Acquisitions are presented separately in this analysis because the closing of the acquisition of the Acquired Projects occurred before the completion of this offering and subsequent closings of the Pending Acquisitions.

The Company notes that, due to a minor change in the preliminary purchase price allocation since the previous filing, net tangible book value per share has changed. This change will be updated in conjunction with a subsequent amended filing.

*  *  *  *  *

The Company has commenced marketing the offering to potential investors and hopes to seek to have the Registration Statement declared effective under the Securities Act of 1933, as amended, and price the offering on July 30, 2015. As a result, the Company would appreciate if the Staff could provide the Company with any remaining comments as soon as possible.

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Paul D. Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.
cc:	Carlos Domenech Zornoza

Jeremy Avenier

Yana Kravtsova

          TerraForm Global, Inc.

Securities and Exchange Commission

July 27, 2015

ANNEX A

Net Tangible Book Value Per Share Reconciliation

With Formation Transactions

As of March 31, 2015

(in thousands, expect share data)	Terraform Global, Inc. Predecessor Financials (1)	Formation Transactions (2)	Acquired Projects (3)	Acquisition Adjustments (3)	Net Tangible Book Value Per Share with Formation Transactions
Total pro forma assets	$685,688	$518,330	$290,460	$(47,835)	$1,446,643
Less:
Intangible assets	—	—	—	1,202	1,202
Deferred financing costs	11,462	10,286	738	(738)	21,748

Total pro forma tangible assets	674,226	508,044	289,722	(48,299)	1,423,693
Less:
Total liabilities	638,693	154,889	306,267	(190,186)	909,663

Total pro forma net tangible book value	$35,533	$353,155	$(16,545)	$141,887	$514,030

Total shares issued					106,654,234

Net tangible book value per share					$4.82

(1)	Represents historical financial statements of projects contributed by our Sponsor as of March 31, 2015.
(2)	Formation Transactions include the impact of the Bridge Facility and Unit Private Placements as further described in the Prospectus.
(3)	Net tangible book value per share giving effect to the Formation Transactions includes acquisition and acquisition adjustments related to acquisitions that have closed prior to the completion of this offering, which includes the Chint - NSM transaction and the Hercules transaction. We refer to these completed acquisitions in the Prospectus as the Acquired Projects.

Securities and Exchange Commission

July 27, 2015

Net Tangible Book Value Per Share Reconciliation

With Organizational Transactions

As of March 31, 2015

(in thousands, expect share data)	Net Tangible Book Value Per Share with Formation Transactions	Pending Acquisitions (4)	Pending Acquisition Adjustments (4)	Offering Transactions (5)	Net Tangible Book Value Per Share with Organizational Transactions
Total pro forma assets	$1,446,643	$1,609,413	$1,031,266	$(137,305)	$3,950,017
Less:
Intangible assets	1,202	125,121	483,918	—	610,241
Deferred financing costs	21,748	21,205	(21,205)	11,153	32,900

Total pro forma tangible assets	1,423,693	1,463,088	568,553	(148,458)	3,306,876
Less:
Total liabilities	909,663	1,236,055	310,759	(442,791)	2,013,686

Total pro forma net tangible book value	$514,030	$227,033	$257,794	$294,333	$1,293,191

Total shares issued	106,654,234	12,249,866		59,945,000	178,849,100

Net tangible book value per share	$4.82				$7.23

(4)	Net tangible book value per share giving effect to the Organizational Transactions includes acquisition and acquisition adjustments related to the Pending Acquisitions that will be funded using a portion of the proceeds from this offering.
(5)	Represents the net effect of the following transactions: Net proceeds from Issuance of Class A common stock, Class A Common Private Placement, issuance of the Senior Notes, repayment of outstanding principal of the Bridge facility, repayment of project level debt, cash and shares issued to fund the Pending Acquisitions, payment of revolver fees, and calculation of non-controlling interest.

Securities and Exchange Commission

July 27, 2015

Shares Reconciliation

Total shares outstanding following the completion of the offering (1)	178,849,099
Less:
Class A common stock issued in the offering	56,570,000
Class A common stock issued in Pending Acquisitions	12,249,866

Class A Common Private Placement	3,375,000

Total shares issued (other than Offering Transactions and Pending Acquisitions)	106,654,234

(1)	Includes 69,339,432 shares of Class B commons stock that will be issued to our Sponsor.